EXHIBIT 99.1

FIRSTSERVICE CORPORATION
("FirstService")

Annual and Special Meeting of
FirstService Shareholders held on April 21, 2015

REPORT OF VOTING RESULTS

Pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

				Proxies/Votes Received
	Brief Description of Matter Voted Upon		Outcome of Vote (1)	For	Against	Withheld	Not Voted/ Not Valid
1.	In respect of the appointment of PricewaterhouseCoopers LLP, Chartered Accountants and Licensed Public Accountants, as the independent auditors of FirstService until the close of the next annual meeting of the shareholders and authorizing the directors of FirstService to fix their remuneration		Approved	54,621,583 (97.99%)	–	1,118,625 (2.01%)	–
2.	In respect of the individual election, as directors of FirstService, of the nine nominees named in the Management Information Circular of FirstService dated March 16, 2015 (the "Circular")
	•	David R. Beatty	Approved	53,917,142 (97.67%)	–	1,285,073 (2.33%)	537,993
	•	Brendan Calder	Approved	54,590,695 (98.89%)	–	611,520 (1.11%)	537,993
	•	Peter F. Cohen	Approved	53,927,887 (97.69%)	–	1,274,328 (2.31%)	537,993
	•	John (Jack) P. Curtin, Jr.	Approved	55,183,123 (99.97%)	–	19,092 (0.03%)	537,993
	•	Bernard I. Ghert	Approved	54,781,504 (99.24%)	–	420,711 (0.76%)	537,993
	•	Michael D. Harris	Approved	53,732,883 (97.34%)	–	1,469,332 (2.66%)	537,993
	•	Jay S. Hennick	Approved	54,781,434 (99.24%)	–	420,781 (0.76%)	537,993
	•	Frederick F. Reichheld	Approved	54,871,015 (99.40%)	–	331,053 (0.60%)	538,140
	•	Michael Stein	Approved	54,825,345 (99.32%)	–	376,870 (0.68%)	537,993

				Proxies/Votes Received
	Brief Description of Matter Voted Upon		Outcome of Vote (1)	For	Against	Withheld	Not Voted/ Not Valid
3.	In respect of approving an amendment to the FirstService Stock Option Plan, as amended, to increase the maximum number of Subordinate Voting Shares reserved for issuance pursuant to the exercise of stock options granted thereunder by 1,000,000, all as more particularly set forth and described in the Circular		Approved	45,302,897 (82.07%)	9,899,318 (17.93%)	–	537,993
4.
In respect of approving the special resolution in respect of the arrangement under Section 182 of the Business Corporations Act (Ontario) involving FirstService (being the Arrangement Resolution, as defined in the Circular), all as more particularly set forth and described in the Circular

	•	By the holders of FirstService Subordinate Voting Shares, voting separately as a class, present in person or represented by proxy at the meeting	Approved	29,277,908 (99.60%)	118,175 (0.40%)	–	537,993
	•	By the holders of FirstService Multiple Voting Shares, voting separately as a class, present in person or represented by proxy at the meeting	Approved	26,513,880 (100%)	0 (0%)	–	–
	•	By not less than a majority of the votes cast at the meeting by the holders of FirstService Subordinate Voting Shares, voting separately as a class (other than the votes attaching to FirstService Subordinate Voting Shares held, directly or indirectly, by an interested party", an "affiliate" and "control persons" of FirstService)	Approved	27,004,382 (99.56%)	118,175 (0.44%)	–	537,993
5.	In respect of approving the ordinary resolution in respect of adopting the stock option plan of New FSV Corporation (being the New FSV Stock Option Plan Resolution, as defined in the Circular), all as more particularly set forth and described in the Circular		Approved	45,237,386 (81.95%)	9,964,829 (18.05%)	–	537,993

(1)
The votes for items 1, 2, 3 and 5 were conducted and approved by way of a show of hands; the number of votes disclosed for these items reflects those proxies received by management in advance of the meeting. The vote for item 4 was conduct and approved by way of ballot.

DATED: April 22, 2015